================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             _______________________

                 WORLD WRESTLING FEDERATION ENTERTAINMENT, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    98156Q108
                                 (CUSIP Number)

                             MS. SUZANNE M. PRESENT
                           INVEMED CATALYST FUND, L.P.
                                 375 PARK AVENUE
                                   SUITE 2205
                               NEW YORK, NY 10152
                            TEL. NO.: (212) 843-0542
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                 AUGUST 30, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

------------------------                               -------------------------
98156Q108                                              PAGE  2  OF 12   PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Invemed Catalyst Fund, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

                                          2,582,773 shares of Class A Common
                                               Stock, par value $0.01
       NUMBER OF SHARES       ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          2,582,773 shares of Class A Common
                                               Stock, par value $0.01
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,582,773 shares of Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
98156Q108                                              PAGE  3  OF 12   PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Invemed Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

                                          2,582,773 shares of Class A Common
                                               Stock, par value $0.01
       NUMBER OF SHARES         ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        None
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          2,582,773 shares of Class A Common
                                               Stock, par value $0.01
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,582,773 shares of Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------

------------------------                               -------------------------
98156Q108                                              PAGE  4  OF 12   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Gladwyne Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

                                          None
       NUMBER OF SHARES         ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,582,773 shares of Class A Common
            WITH                               Stock, par value $0.01
                                ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          2,582,773 shares of Class A Common
                                               Stock, par value $0.01
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,582,773 shares of Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------

------------------------                               -------------------------
98156Q108                                              PAGE  5  OF 12   PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Invemed Securities, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

                                          None
       NUMBER OF SHARES         ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,582,773 shares of Class A Common
            WITH                               Stock, par value $0.01
                                ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          2,582,773 shares of Class A Common
                                               Stock, par value $0.01
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,582,773 shares of Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------

------------------------                               -------------------------
98156Q108                                              PAGE  6  OF 12   PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Kenneth G. Langone
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

                                          None
       NUMBER OF SHARES         ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,582,773 shares of Class A Common
            WITH                               Stock, par value $0.01
                                ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          2,582,773 shares of Class A Common
                                               Stock, par value $0.01
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,582,773 shares of Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

------------------------                               -------------------------
98156Q108                                              PAGE  7  OF 12   PAGES
------------------------                               -------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of World Wrestling Federation Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1241 East Main Street, Stamford, CT 06902.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Invemed Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"), Invemed Catalyst GenPar, LLC, a Delaware limited liability company ("Catalyst GenPar"), Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company ("Gladwyne GenPar"), Invemed Securities, Inc. ("Invemed"), a New York corporation, and Kenneth G. Langone ("Langone") are sometimes hereinafter collectively referred to as the "Reporting Persons."

         The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b)-(c)(i) The principal business of the Fund is investing in securities. The business address of the Fund is 375 Park Avenue, Suite 2205, New York, New York 10152. The general partner of the Fund is Catalyst GenPar. The principal business of Catalyst GenPar is being the general partner of the Fund.

                  (ii) The business address of Catalyst GenPar is 375 Park Avenue, Suite 2205, New York, NY 10152. The managing members of Catalyst GenPar are Gladwyne GenPar and Invemed.

                  (iii) The principal business of Gladwyne GenPar is being a managing member of Catalyst GenPar. The business address of Gladwyne GenPar is 600 The Times Building, Ardmore, PA 19003.

         The name, residence or business address, present principal occupation and citizenship of each member of Gladwyne GenPar are as follows:

---------------------------- ------------------------------ --------------------------- ---------------------
           NAME                      RESIDENCE OR                   PRINCIPAL               CITIZENSHIP
                              BUSINESS ADDRESS OCCUPATION
---------------------------- ------------------------------ --------------------------- ---------------------
Michael B. Solomon           600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------
Suzanne M. Present           600 The Times Building         Member of Gladwyne GenPar   Australia
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------

------------------------                               -------------------------
98156Q108                                              PAGE  8  OF 12   PAGES
------------------------                               -------------------------

---------------------------- ------------------------------ --------------------------- ---------------------
           NAME                      RESIDENCE OR                   PRINCIPAL               CITIZENSHIP
                              BUSINESS ADDRESS OCCUPATION
---------------------------- ------------------------------ --------------------------- ---------------------
Kathryn Casoria              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------
Robert B. Friedman           600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------
Philip P. Young              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------
William M. Sams              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------

                  (iv) Invemed's principal business is that of a holding company. The business address of Invemed is 375 Park Avenue, Suite 2205, New York, NY 10152. Invemed is ultimately controlled by Kenneth G. Langone.

         The name, current business address, present principal occupation or employment and citizenship of each director and executive officer of Invemed Securities, Inc. are as follows:

---------------------------- ------------------------------ --------------------------- ---------------------
           NAME                      RESIDENCE OR                   PRINCIPAL               CITIZENSHIP
                              BUSINESS ADDRESS OCCUPATION
---------------------------- ------------------------------ --------------------------- ---------------------
Kenneth G. Langone           375 Park Avennue               Chief Executive Officer,    United States
                             Suite 2205                     Invemed Securities, Inc.
                             New York, NY 10152
---------------------------- ------------------------------ --------------------------- ---------------------
Thomas Teague                Salem NationalLease            President, Salem            United States
                             Corporation                    NationalLease
                             P.O. Box 24788                 Corporation
                             Winston-Salem, NC
                             27114
---------------------------- ------------------------------ --------------------------- ---------------------
G. Allen Mebane              828 Woodward Road                                          United States
                             Mocksville, NC 27028
---------------------------- ------------------------------ --------------------------- ---------------------
John Baran                   375 Park Avennue               Chief Executive Officer,    United States
                             Suite 2205                     Invemed Securities, Inc.
                             New York, NY 10152
---------------------------- ------------------------------ --------------------------- ---------------------

------------------------                               -------------------------
98156Q108                                              PAGE  9  OF 12   PAGES
------------------------                               -------------------------

                  (iv) Kenneth G. Langone's current principal occupation is that of Chief Executive Officer of Invemed, and his business address is 375 Park Avenue, Suite 2205, New York, NY 10152.

         (d)-(e) None of the Reporting Persons and none of the individuals listed in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Purchase Agreement, dated as of August 23, 2001, between the Fund and Vincent K. McMahon, in his capacity as trustee of The Vincent K. McMahon Irrevocable Trust (the "Trust"), the Fund agreed to purchase 1,886,793 shares of Common Stock.

         Prior to the purchase referred to in the preceding paragraph, the Reporting Persons acquired 695,980 shares of Common Stock in open market purchase using the Fund's capital.

         The purchase was completed on August 30, 2001. The shares of Common Stock referred to in the Stock Purchase Agreement were shares of class B common stock, par value $0.01 per share (the "Class B Common Stock") of the Issuer, that were converted into Common Stock immediately prior to the purchase referred to herein. The $25,000,007.25 purchase price for the 1,886,793 shares of Common Stock acquired by the Reporting Persons was derived from the Fund's capital.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may from time to time (i) acquire additional securities of the Issuer (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of the shares of Common Stock or any other securities of the Issuer that the Reporting Persons may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise.

         (d) The members of the board of directors of the Issuer executed a written consent, dated August 30, 2001, pursuant to which they increased the size of the board of directors of the Issuer and elected Mr. Solomon as a director to fill in the directorship position created thereby. Also, on August 30, 2001, the Fund, the Trust and Mr. McMahon executed a Stockholders Agreement pursuant to which the Trust and Mr. McMahon agreed that they would vote their shares of capital stock of the Issuer in favor of the election of Mr. Solomon or a qualified successor as a director of the Issuer.

------------------------                               -------------------------
98156Q108                                              PAGE  10 OF 12   PAGES
------------------------                               -------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Fund beneficially owns 2,582,773 shares of Common Stock constituting 14.23% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,265,384 shares of Common Stock outstanding as of July 26, 2001, as disclosed in the proxy statement on proxy statement on Schedule 14A filed by the Issuer on August 17, 2001). Each of the persons listed in Item 2 of this Statement may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 2,582,773 shares of Common Stock constituting 14.23% of the outstanding shares of the Issuer. However, the persons listed on Item 2 of this Statement (other than the Fund) disclaims beneficial ownership of such shares of Common Stock.

         (b) The Fund has sole power to vote and dispose the 2,582,773 shares reported herein. Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 2,582,773 shares of Common Stock owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund. Kenneth G. Langone, as the principal shareholder and Chief Executive Officer of Invemed, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         The members of Gladwyne GenPar are authorized and empowered to vote and dispose of the securities held by the Fund. Accordingly, Gladwyne GenPar and the members of Gladwyne GenPar may, from time to time, consult among themselves and coordinate the voting and disposition of the Issuer's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Issuer's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         On August 30, 2001 and in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Fund, the Trust and Mr. McMahon entered into a Stockholders Agreement pursuant to which the Trust and Mr. McMahon agreed to elect a representative of the Fund to the Issuer's board of directors, as described therein.

         On August 30, 2001 and in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer and the Fund entered into the Registration Rights Agreement, dated as of August 30, 2001 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Fund has been granted certain shelf and incidental registration rights with respect to its shares of Common Stock.

         The foregoing summaries of the Stock Purchase Agreement, the Registration Rights Agreement and the Stockholders Agreement are qualified in their entirety by reference to Exhibits 2, 3 and 4 which are incorporated herein by reference.

------------------------                               -------------------------
98156Q108                                              PAGE  11 OF 12   PAGES
------------------------                               -------------------------

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Stock Purchase Agreement, dated as of August 23, 2001, between Vincent K. McMahon, in his capacity as trustee on behalf of the Trust and the Fund.

Exhibit 3: Stockholders Agreement, dated as of August 30, 2001, between the Trust, Vincent K. McMahon and the Fund.

Exhibit 4: Registration Rights Agreement, dated as of August 30, 2001, between the Issuer and the Fund.

------------------------                               -------------------------
98156Q108                                              PAGE  12 OF 12   PAGES
------------------------                               -------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  August 30, 2001.

                             INVEMED CATALYST FUND, L.P.

                             By:   INVEMED CATALYST GENPAR, LLC,
                                   General Partner

                                   By:    GLADWYNE CATALYST GENPAR, LLC,
                                          Managing Member


                                          By: /s/ Suzanne Present
                                              -----------------------
                                              Name:   Suzanne Present
                                              Title:  Member


                             INVEMED CATALYST GENPAR, LLC

                             By:   GLADWYNE CATALYST GENPAR, LLC,
                                   Managing Member


                                   By: /s/ Suzanne Present
                                       ----------------------------
                                       Name:   Suzanne Present
                                       Title:  Member


                             GLADWYNE CATALYST GENPAR, LLC


                             By: /s/ Suzanne Present
                                 -----------------------------------
                                 Name:   Suzanne Present
                                 Title:  Member


                             INVEMED SECURITIES, INC.


                             By: /s/ Kenneth G. Langone
                                 -----------------------------------
                                 Name:   Kenneth G. Langone
                                 Title:  Chief Executive Officer


                             /s/ Kenneth G. Langone
                             ----------------------------------------
                             Kenneth G. Langone